San Lotus Holding Inc.

3F B302C, No. 185 Kewang Road

Longtan Township, Taoyuan County 325

Taiwan (R.O.C.)

September 18, 2012

Securities and Exchange Commission, Division of Corporate Finance

Attn: Mr. Max A. Webb

100 F Street N.E.

Washington, D.C. 20549

Re:	San Lotus Holding Inc.

Registration Statement on Form S-1/A12

Filed August 27, 2012

File No. 333-176694

Dear Mr. Webb:

We are in receipt of your comment letter dated September 11, 2012 regarding San Lotus Holding Inc.’s registration statement on Form S-1 (the “Registration Statement”). As requested in your letter, we have provided responses to the questions raised by the Commission’s Staff. For your convenience, the matters are listed below, followed by the Company’s responses.

Overview, page 2

1.	We note the statement on page 3 that “expect Taiwanese travel to the U.S. to experience a substantial uptick in the near future as Taiwan was recently place on the “observation list” for the U.S. Visa Waiver Program.” If you mean to say that Taiwan has been nominated for the Visa Waiver Program, please state this. Additionally please clarify for investors that prior to Taiwan’s admission to the Visa Waiver Program the U.S. Department of Homeland Security is required to conduct an extensive and detailed evaluation of Taiwan's homeland security and immigration systems and other programs and there is no set timeline for the completion of this review.

RESPONSE:	We have amended the Registration Statement on page 3 to indicate that Taiwan has been nominated for the U.S. Visa Waiver Program, added a discussion of the U.S. Department of Homeland Security’s review process for admission into the Visa Waiver Program and noted that there is no set timeline for admission into the program.

Description of Business, page 22

2.	We note your response to our prior comment 2. We note your statement that you “plan to use [TBWTV Inc.] for purposes of gaining access to an affordable means of advertising [y]our services to the California market of potential Taiwan travelers.” Please revise to explain how your minority interest in TBWTV Inc. provides “an affordable means of advertising” that you would not otherwise have access to if you did not own a minority interest. Is TBWTV Inc. contractually obligated to provide you discounted prices on advertising? If not please state.

RESPONSE:	We have amended the Registration Statement to reflect your comments.

Mr. Max A. Webb

Securities and Exchange Commission

September 18, 2012

3.	We note the statement that you “have purchased three vehicles to provide transportation to our customers while they are in California.” Please revise your discussion “Products and Services Offered” beginning on page 23 to address how you intend to “provide transportation” for your customers. Will you have to hire a driver, or will you be renting the vehicles? In either case please revise to discuss the steps, costs involved, and what you will charge.

RESPONSE:	We intend to hire drivers to provide car service for the convenience of our customers visiting California. This service will be provided on an experimental basis at this point and we will pass on any costs to our customers, but we do not expect to achieve any margin from providing this service at this time. We have noted this in the Registration Statement.

4.	Please revise the “Start-up Cost” discussion on page 23 to address your purchase of purchases of TBWTV Inc. shares, A Peace World Holding Inc. shares, A Benbow Holding Inc. shares, three automobiles, and a condominium in California. Additionally please revise the “Operating Expenses” to address the costs associated with owning three used automobiles and a condominium.

RESPONSE:	We have amended the “Start-up Cost” and “Operating Expenses” sections to reflect our purchases of TBWTV Inc. shares and A Peace World Holding Inc. shares. We recently entered into a stock purchase agreement to sell our interest in A Benbow Holding Inc. and have removed this investment from our discussion as it has no relation to our plans going forward.

5.	Please revise to discuss in this section specifically how your investments in A Peace World Holding Inc. and A Benbow Holding Inc. will further your planned operations. Explain more specifically what services you or your customers will receive from these companies, what these services cost, and who will pay. Update your Operating Expenses section on page 23 and Products and Services Offered section beginning on page 23 as necessary.

RESPONSE:	(a) A Peace World Holding Inc. (“APW”): We have amended the registration statement by detailing the services to be provided by APW, a destination real estate company which is now in its preliminary development stage. As APW has yet to begin providing services to clients and is still developing its vacation destination real estate, we are unable to estimate the costs our customers would pay for using their service at this time, although we do not anticipate that we will incur any cost as a result of marketing APW’s services to our clients in conjunction with, and as an enhancement to, our own services.

(b) A Benbow Holding Inc. (“ABH”): We no longer plan to incorporate ABH’s services into our business plans. We have entered into a stock purchase agreement with our vice president, Yu Chien Yang, and our secretary, Chen Kuan Yu, to sell 100 percent of our interest in ABH. We have not yet received payment on this sale, but expect the transaction to be completed on or around October 30, 2012. We have disclosed this sale in the Registration Statement under Related Party Transactions section.

Mr. Max A. Webb

Securities and Exchange Commission

September 18, 2012

6.	To the extent you update your timeline and costs in this section please include a brief updated timeline and costs in your prospectus summary.

RESPONSE:	We have updated the prospectus summary accordingly.

Transaction with Related Persons, Promoters and Certain Control Persons, page 35

7.	Please revise to discuss the transfer of $300,000 capital to Green Forest and payments to Chiang Yu Chang and Yu Chien Yang, as referenced on page 2.

RESPONSE:	We have revised the registration statement accordingly.

Sincerely,

By: /s/ Chen Tseng Chih Ying

Chen Tseng Chih Ying, Chief Executive Officer and Director